Filed Pursuant to Rule 433

Registration No. 333-193000

Issuer Free Writing Prospectus Dated June 24, 2014

Relating to Preliminary Prospectus Dated June 16, 2014

Free Writing Prospectus

This free writing prospectus relates to the initial public offering of shares of common stock of The Michaels Companies, Inc. (the “Company”) and should be read together with the preliminary prospectus dated June 16, 2014 (the “Red Herring Prospectus”), included in Amendment No. 4 to the Registration Statement on Form S-1 (Registration No. 333-193000) relating to such offering, together with the Company’s prior free writing prospectus dated June 19, 2014 (collectively with the Red Herring Prospectus, the “Preliminary Prospectus”). On June 24, 2014, the Company filed Amendment No. 6 to the Registration Statement (“Amendment No. 6”), which may be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1593936/000104746914005824/0001047469-14-005824-index.htm.

The following information is set forth in Amendment No. 6 and updates and supersedes the information contained in the Preliminary Prospectus. You should read Amendment No. 6 carefully before deciding whether to invest in the Company’s common stock.

The Company has amended the below paragraphs and table on page 38 of the Preliminary Prospectus under the caption “Dilution” in Amendment No. 6 to read as follows:

After giving effect to (i) the issuance of the Additional 2020 Senior Subordinated Notes, the anticipated incurrence of the Incremental Term Loans and the expected use of proceeds from such offerings, as described in ‘‘Prospectus summary—Recent developments’’ (the ‘‘Refinancing’’), and (ii) the receipt of the estimated net proceeds from the sale by us of 27,777,778 shares, assuming an initial public offering price of $18.00 per share (the mid-point of the offering range shown on the cover of this prospectus) and after giving effect to a 1.476-for-one stock split effected on June 6, 2014 and to the application of the estimated net proceeds from this offering as described under ‘‘Use of Proceeds,’’ our net tangible book value deficiency at May 3, 2014 would have been $(2,474) million, or $(12.18) per share of Common Stock.  This represents an immediate increase in net tangible book value per share of $4.24 to existing stockholders and an immediate decrease in net tangible book value per share of $30.18 to you. The following table illustrates the dilution.

Assumed initial public offering price per share of Common Stock		$18.00
Net tangible book value (deficit) per share at May 3, 2014	$(16.42)
Decrease per share attributable to the Refinancing	$(0.23)
Increase per share attributable to new investors in this offering	$4.47
As adjusted net tangible book value (deficit) per share of Common Stock after the refinancing and this offering		$(12.18)
Dilution per share to new investors		$(30.18)

A $1.00 increase (decrease) in the assumed initial public offering price of $18.00 per share of our Common Stock would increase (decrease) our net tangible book value after giving to the offering by $26 million, or by $0.13 per share of our Common Stock, assuming no change to the number of shares of our Common Stock offered by us as set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and estimated expenses payable by us.

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The Company has filed a registration statement including a prospectus with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering.

You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Ave, Edgewood, NY 11717, or by calling toll-free at 1-866-803-9204; or, Goldman, Sachs & Co., Prospectus Department, 200 West Street, New York, NY 10282, telephone:  1-866-471-2526, or by emailing prospectus-ny@ny.email.gs.com.